

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Form 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number 1-15403

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

M&I Retirement Program

B. **Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:**

MARSHALL & ILSLEY CORPORATION
770 North Water Street
Milwaukee, Wisconsin 53202

Financial Statement and Exhibits

(a) Financial Statements:

M&I Retirement Program

(1) M&I Retirement Plan

Independent Auditors' Report.
Report of Independent Public Accountants.
Statements of Net Assets Available for Benefits
as of December 31, 2002 and 2001.
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2002.
Notes to Financial Statements.
Supplemental Schedule, Form 5500, Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year) as of December 31, 2002.

(2) Employee Stock Ownership Plan

Independent Auditors' Report.
Statement of Net Assets Available for Benefits
as of December 31, 2002.
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2002.
Notes to Financial Statements.
Supplemental Schedule, Form 5500, Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year) as of December 31, 2002.

(b) Exhibits:

23 Independent Auditors' Consent – Deloitte & Touche LLP

M&I RETIREMENT PROGRAM - M&I RETIREMENT PLAN (Formerly, Marshall & Ilsley Incentive Savings And Profit Sharing Plan)

Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002, Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
M&I Retirement Program - M&I Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the M&I Retirement Program - M&I Retirement Plan (formerly Marshall & Ilsley Incentive Savings and Profit Sharing Plan) (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated May 24, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

July 3, 2003

Deloitte
Touche
Tohmatsu

Arthur Andersen LLP was formerly the independent accountant for the Marshall & Ilsley Corporation ("M&I"). Representatives of Arthur Andersen LLP are not available to consent to the incorporation by reference of their report into the financial statements of the Marshall & Ilsley Corp. Incentive Savings and Profit Sharing Plan (Name changed to "M&I Retirement Program" effective January 1, 2002) into M&I's registration statements on Form S-8. M&I has dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933.

This is a copy of the Report of Independence Public Accountants previously issued by Arthur Andersen LLP in connection with M&I's Annual Report on Form 11-K for the fiscal year ended December 31, 2001. This Report of Independence Public Accountants has not been reissued by Arthur Andersen LLP in connection with this Form 11-K.

Report of Independent Public Accountants

To the Plan Administrator of the
Marshall & Ilsley Corporation Incentive Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Marshall & Ilsley Corporation Incentive Savings and Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended as listed in the accompanying table of contents. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted out audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 24, 2002

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
CASH	$ 136,409	271,310
INVESTMENTS, at fair market value:		
Master trusts	577,637,039	422,126,010
Mutual funds	11,814,788	375,774,696
Common collective trusts	-	38,365,415
Total investments	589,451,827	836,266,121
RECEIVABLES:		
Employee contributions	6,956	21,096
Employer contributions	36,899,391	33,450,808
Accrued income	130	524,268
Total receivables	36,906,477	33,996,172
Loan to participants	-	175,289
NET ASSETS AVAILABLE FOR BENEFITS	$626,494,713	$870,708,892

See notes to financial statements.

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:	
Contributions:	
Participants	$ 28,780,875
Employer	36,899,391
Participant rollovers	2,247,457
Total contributions	67,927,723
DEDUCTIONS:	
Investment income (loss):	
Net loss from Master Trust	(101,510,353)
Net depreciation in fair value of investments	(592,189)
Interest and dividends	4,342
Total investment loss	(102,098,200)
Benefits paid to participants	(38,170,185)
Administrative expenses	(56,553)
Total deductions	(140,324,938)
Transfers in due to plan mergers (Note 1)	106,742,929
Transfers out due to plan changes (Note 1)	(278,559,893)
NET INCREASE (DECREASE)	(244,214,179)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	870,708,892
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 626,494,713

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The M&I Retirement Program – M&I Retirement Plan (the "Plan") (formerly the Marshall & Ilsley Incentive Savings and Profit Sharing Plan) is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Marshall & Ilsley Corporation (the "Corporation") is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the Trustee and recordkeeper of the Plan. All investments of the Plan are held by the Trustee.

The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

Plan Mergers - Effective January 1, 2002, a portion of the Plan merged with the Marshall & Ilsley Retirement ESOP Plan (the "ESOP Plan"). Participant balances invested in the Employer Stock Fund attributable to company match and prior acquisition balances as well as participant balances of the former National City 401(k) Plan that were invested in Marshall & Ilsley common stock were merged with the ESOP Plan. Assets transferred out at January 1, 2002 were $278,559,893.

On January 1, 2002, participants balances from another Corporation plan, the M&I Retirement Growth - Money Purchase Pension Plan were merged into the Plan. Assets merged at January 1, 2002 were $88,556,769.

During 2002 the Corporation purchased Century Bancshares, Inc. Effective October 1, 2002, the assets of the Century Bancshares, Inc. 401(k) Profit Sharing Plan were merged into the Plan. Assets merged at October 1, 2002 were $1,110,252. The Corporation also purchased Richfield State Agency during 2002. Effective October 1, 2002, the assets of Richfield State Agency Profit Sharing Plan were merged into the Plan. Assets merged at October 1, 2002 were $5,251,685. The Corporation additionally purchased Southwest Bank of St. Louis. Effective December 31, 2002, the assets of Southwest Bank of St. Louis 401(k), excluding the employer stock portion which merged into the ESOP Plan, were merged into the Plan. Assets merged at December 31, 2002 were $10,915,210. All assets merged into the Plan vested at the respective dates of merger. Prior service of participants is applied to vesting requirements in the Plan.

Additionally, the Company purchased Paytrust, Inc. during 2001. Effective December 31, 2002, the assets of the Paytrust, Inc. 401(k) Retirement Plan were merged into the Plan. Assets merged at December 31, 2002 were $909,013. All assets merged into the Plan vested at December 31, 2002. Prior service of participants is applied to vesting requirements in the Plan.

Eligibility - All employees of the Corporation and subsidiaries who have completed one year of continuous service and have elected to become participants are eligible to receive the employer matching and profit sharing contributions. Employees may elect to make deferrals upon the date of hire. However, participants must still complete 1,000 hours of service during the plan year and be employed on December 31 to receive that year's employer matching contribution and profit sharing.

Contributions - The Plan provides for incentive savings and profit sharing contributions. Upon election to participate, the participant designates under a salary reduction agreement the amount of the annual contribution (0% to 50% of compensation, as defined), subject to IRS limitations. Employees may change the amount of the annual contribution as often as they wish.

Employer profit sharing contribution percentages are discretionary and are determined by the Board of Directors on an annual basis. The Corporation made a profit sharing contribution of 8% of eligible compensation during the year ended December 31, 2002.

Participants who will reach at least age 50 by the end of the plan year have the ability to make pre-tax 401(k) catch-up contributions, subject to IRS limitations. Employees age 50 and older may contribute up to an additional $1,000.

Vesting - All employee contributions and related income are fully vested at all times. Employer profit sharing contributions vest at the earliest of the following dates:

a. The date the participant completed at least 5 years of Vesting Service, as defined by the Plan.

b. The date of the participant's death while employed by the employer or of an affiliated employer.

c. The date of participant's attainment of age 65 or earlier disability.

d. The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the employer at a time when the participant is employed by the employer or by an affiliated employer.

Benefit Payments - Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley plan are available for distribution.

Participant Accounts - Individual accounts are maintained for each of the Plan's participants. Allocations of the Plan's income and any related administrative expenses are based on the proportion that each participant's account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.

Investment Options - Participants may direct their pretax and profit sharing contributions and any related earnings into thirteen investment options designated by the Plan's investment committee and may direct their contributions and earnings in 1% increments. Participants are able to change their investment elections daily. Prior to January 1, 2002, participants were not able to direct the investment of employer matching contributions. Under the terms of the Plan, employer matching contributions were invested in the Marshall & Ilsley Stock Master Trust.

Due to the merger of the National City Bancorporation 401(k) in 2001, the Plan held amounts in various funds that were no longer investment elections for participants at December 31, 2001. The funds allowed for the National City Bancorporation 401(k) Plan were:

Frank Russell Equity I
Frank Russell Equity II
Frank Russell Equity III
Frank Russell Equity Q
Frank Russell International
Frank Russell Real Estate Securities
Frank Russell Emerging Markets
Frank Russell Fixed Income I
Frank Russell Fixed Income III
Frank Russell Short-Term Bond
National City Bancorporation 1000 Index Fund
American Century Ultra Fund
Federated Index - Mid Cap
Janus Fund
Vanguard Wellington Fund
Vanguard Small Cap Index
Federated Prime Obligation Institutional

Due to the merger of the Paytrust, Inc. 401(k) Retirement Plan and Southwest Bank of St. Louis 401(k) Plan, the Plan held amounts in various funds that were no longer investment elections for participants at December 31, 2002. The funds allowed for Paytrust, Inc. 401(k) Retirement Plan were:

Legg Mason Cash Reserve
Europacific Growth
Investment Co. of America
American New Perspective
Alliance Premier Growth
GS Internet Tollkeeper
Legg Mason Special Investment
Legg Mason High Yield
Legg Mason Investment Grade
Legg Mason Opportunity Trust
Legg Mason Value Trust
OTC Emerging Growth

The funds allowed for the Southwest Bank of St. Louis 401(k) Plan were:

Oppenheimer Strategic
Mutual Funds Janus Government Money Market
American Century Equity Income
Janus Fund
Vanguard Group Index 500 Fund
Janus Worldwide Fund

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual method of accounting.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Contributions - Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

Investments and Income Recognition - Investments are stated at fair market value as determined by the Trustee by reference to published market data except for the Marshall & Ilsley Stable Principal Fund, which is valued at contract value (see Note 5), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Participant loans are valued at unpaid principal amounts, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Administrative Expenses - Significantly all administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2002. In 2002, trustee fees were paid by the Corporation.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. EMPLOYER STOCK FUND

Included in the Employer Stock Fund at December 31, 2001 are 1) the employer matching contributions made in the form of Marshall & Ilsley common stock and non-participant directed by participants until the participant reaches the age of 50, 2) balances from merged plans that were originally transferred into the Plan in the form of Marshall & Ilsley common stock and are participant directed, and 3) balances of participants over age 50 that were originally employer match amounts that became participant directed upon reaching the age of 50.

Information about the net assets of the Employer Stock Fund as of December 31, 2001 is as follows:

Net assets -	
Investment in Master Trusts	$ 265,065,809
Employer contribution receivable	9,461,981
Total assets	$ 274,527,790

On January 1, 2002 the balance in the Employer Stock Fund was transferred to another Corporation plan, the M&I Retirement Program - Employee Stock Ownership Plan. At January 1, 2002 the amount transferred was $274,527,790. Effective January 1, 2002, participants balances from the Plan relating to the merged balances from National City Bancorporation 401(k) Plan that were invested in

Corporation stock were also merged into the M&I Retirement Program - Employee Stock Ownership Plan. Assets merged at January 1, 2002 were $4,032,103.

4. INVESTMENTS

The Trustee of the Plan holds the Plan's investments and executes transactions therein. The Plan provides for investments in mutual funds, money markets and common/collective trusts. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

The fair market value of individual assets that represent 5% or more of the plan's net assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Participant directed:		
M&I Retirement Program Master Trust	$577,637,039	$ -
Federated-Max Cap Fund	-	112,743,566
Marshall Large-Cap Growth and Income Fund	-	92,673,885
Marshall & Ilsley Stock Master Trust	-	67,333,920
Marshall & Ilsley Aggressive Master Trust	-	50,580,226
Marshall Intermediate Bond Fund	-	72,549,739
Employer Stock Fund		
Marshall & Ilsley Stock Master Trust*	-	265,065,809

*A portion of this investment is non-participant directed.

During 2002, the Plan's investments (including investments bought, sold and held during the year) depreciated in value as follows:

Net depreciation in fair value of investments - mutual funds	$ (592,189)

In 2001, the Plan had investments in three master trusts, the M & I Retirement Program - M & I Master Trust Growth Balanced Portfolio ("Marshall & Ilsley Growth Master Trust"), the M&I Retirement Program - M&I Master Trust Aggressive Stock Portfolio ("Marshall & Ilsley Aggressive Master Trust"), and the M&I Retirement Program - M&I Master Trust Stock Fund ("Marshall & Ilsley Stock Master Trust"). The Plan's funds in these master trusts were commingled with the assets of one other Corporation plan. Investments of the master trusts were carried at market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions of the master trusts were allocated daily by the Trustee to the participating plans based on each plan's share of trust assets.

Beginning January 1, 2002, the assets of the three master trusts were combined into a newly created master trust, the M&I Retirement Program Master Trust ("Master Trust"). The Plan's funds in the master trust are commingled with the assets of one other Corporation plan. Investments of the master trust are carried at market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to the investment transactions of the master trust are allocated daily by the Trustee to the participating plans based on each plan's share of trust assets.

The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2002 is as follows:

M&I Retirement Program Master Trust

Investments:	
Cash	$ 13,839
Marshall Funds Mutual Funds:	
Intermediate Bond	96,416,531
Equity Income	11,906,251
Mid-Cap Growth	26,623,825
Large Cap Growth & Income	73,382,591
International Stock	11,245,411
Marshall & Ilsley Growth Balanced Fund	51,834,287
Marshall & Ilsley Aggressive Stock Fund	50,895,846
Federated Max Cap Index Fund	95,885,035
Managers Special Equity Fund	11,144,111
MFS Massachusettes Growth Fund	6,677,079
Nicholas Fund	25,596,924
M&I Stable Principal Fund	60,280,459
Marshall & Ilsley Common Stock	286,990,650
Loans to participants	243,507
Accrued income	655,528
Pending trades	61,341
Total assets of the M&I Retirement Program Master Trust	$809,853,215

Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2002 is as follows:

M&I Retirement Program - M&I Retirement Plan	$577,637,039	71.33 %
M&I Retirement Program - Employee Stock Ownership Plan	232,216,176	28.67
Total Assets of the M&I Retirement Program Master Trust	$809,853,215	100.00 %

M&I Retirement Program Master Trust loss and its allocation to the participating plans for the year ended December 31, 2002 is as follows:

Dividend and interest income	$ 16,165,308	
Net depreciation in the fair value of investments, by type:		
Mutual Funds	(99,283,820)	
Common collective trusts	(1,549,146)	
Common stock	(47,470,054)	
Total M&I Retirement Master Trust Loss	$(132,137,712)	
M&I Retirement Program - M&I Retirement Plan	$(101,510,353)	76.82 %
M&I Retirement Program - Employee Stock Ownership Plan	(30,627,359)	23.18 %
Total loss of M&I Retirement Program Master Trust	$(132,137,712)	100.00 %

Assets held in each of the trusts as of December 31, 2001 are as follows:

Marshall & Ilsley Growth Master Trust

The market value of the assets held as of December 31, 2001, is as follows:

Investment:	
Marshall Funds Mutual Funds:	
Government Income	$ 7,807,882
Intermediate Bond	8,469,199
Equity Income	3,248,215
International Stock	2,693,444
Mid-Cap Growth	2,263,189
Mid-Cap Value	2,565,566
Small Cap Growth	968,854
Money Market	295,837
Vanguard Institutional Index Fund	4,400,047
Davis NY Venture Fund	3,572,417
Harbor Capital Appreciation Fund	1,749,037
Westport Small Cap Funs	2,764,132
American Century World International Discovery Fund	446,214
Vanguard Mid-Cap Index Fund	448,665
Managers Special Equity Fund	454,908
MFS Massachusetts Growth	1,756,076
Vanguard Hi Yield Corp Fund	1,329,862
Acrued Investment Income	88,343
Total assets of the Marshall & Ilsley Growth Master Trust	$45,321,887

Allocations of assets of the Marshall & Ilsley Growth Master Trust to participating plans as of December 31, 2001, is as follows:

	Amount	Percent
M&I Retirement Program - M&I Retirement Plan	$39,146,055	86.37 %
Marshall & Ilsley Retirement Growth Plan - Money Purchase Pension	6,175,832	13.63
Total assets of the Marshall & Ilsley Growth Master Trust	$45,321,887	100.00 %

Marshall & Ilsley Aggressive Master Trust

The market value of the assets held as of December 31, 2001, is as follows:

Investments:	
Marshall Funds Mutual Funds:	
Equity Income	$ 1,091,687
International Stock	5,272,467
Mid-Cap Growth	5,962,784
Mid-Cap Value	4,306,152
Small Cap Growth	3,462,844
Money Market	687,293
Vanguard Institiutional Index Fund	7,950,710
Davis NY Venture Fund	5,746,172
Harbor Capital Appreciation Fund	2,825,951
Westport Small Cap Fund	11,317,510
American Century World International Discovery Fund	1,029,179
Vanguard Mid-Cap Index Fund	1,148,207
Managers Special Equity Fund	3,295,163
MFS Massachusetts Investors Growth	2,741,034
Accrued investment Income	12,738
Total assets of the Marshall & Ilsley Aggressive Master Trust	$56,849,891

Allocations of assets of the Marshall & Ilsley Aggressive Master Trust to participating plans as of December 31, 2001, is as follows:

	Amount	Percent
M&I Retirement Program - M&I Retirement Plan	$50,580,226	88.97 %
Marshall & Ilsley Retirement Growth Plan - Money Purshase Pension	6,269,665	11.03
Total assets of the Marshall & Ilsley Aggressive Master Trust	$56,849,891	100.00 %

Marshall & Ilsley Stock Master Trust

The market value of the assets held as of December 31, 2001, is as follows:

Investments:	
Marshall & Ilsley Common Stock	$ 355,670,912
Marshall Money Market Fund	2,363,041
Accrued Investment Income	2,781
Total assets of the Marshall & Ilsley Stock Master Trust	$ 338,036,734

Allocations of assets of the Marshall & Ilsley Stock Master Trust to participating plans as of December 31, 2001, is as follows:

	Amount	Percent
M&I Retirement Program - M&I Retirement Plan	$ 332,399,729	98.33 %
Marshall & Ilsley Retirement Growth Plan - Money Purshase Pension	5,637,005	1.67
Total assets of the Marshall & Ilsley Stock Master Trust	$ 338,036,734	100.00 %

5. GUARANTEED INVESTMENT CONTRACTS

In 2001, the Plan and in 2002 the Master Trust invested in a common collective fund that invested in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the year ended December 31, 2002 was 4.94%. The crediting interest rate for the investment contracts as of December 31, 2002 and 2001 was 4.94% and 5.55%, respectively. The fair value of the investment contracts as of December 31, 2002 and 2001 approximates the contract value. There are no limitations on guarantees of the contracts.

6. INCOME TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated November 26, 2002, approving the Plan as qualified for tax-exempt status.

7. RELATED PARTY TRANSACTIONS

As of December 31, 2002 and 2001, investments were made in master trusts, common/collective trusts and mutual funds managed by a subsidiary of the Corporation.

These transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

8. LOANS TO PARTICIPANTS

The Plan does not offer new loans to active participants. All existing loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate was based on prevailing market conditions and is fixed over the life of the note. Interest rates on participant loans at December 31, 2002 ranged from 4.75% to 11%. Beginning January 1, 2002 the outstanding loan balance became an asset of the Master Trust.

9. FORFEITURES

Forfeited nonvested accounts are used to reduce Corporation contributions. During 2002, $1,517,786, of forfeitures were used to reduce Corporation contributions. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.

10. PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002

Issuer	Description	Fair Value
*Marshall & Ilsley Trust Company	Marshall & Ilsley Retirement Program Master Trust	$ 577,637,039
*Marshall & Ilsley	Marshall Money Market Fund	136,409
Legg Mason	Legg Mason Opportunity Trust	44,229
Legg Mason	Legg Mason Cash Reserve	35,110
American Funds	Europacific Growth Fund	83,195
American Funds	Investment Company of America Fund	88,188
American Funds	American New Perspective Fund	75,325
American Funds	Alliance Premier Growth Fund	112,841
Goldman Sachs	GS Internet Tollkeeper Fund	35,443
Legg Mason	Special Investment Trust Fund	97,401
Legg Mason	Legg Mason Value Trust Fund	206,279
Legg Mason	Legg Mason High Yield Portfolio Fund	18,157
Legg Mason	Legg Mason Investment Grade Income Portfolio Fund	51,674
Legg Mason	Putham OTC Emerging Growth Fund	61,170
Oppenheimer	Oppenheimer Strategic Mutual Funds	125,849
Janus	Janus Government Money Market	8,949,675
American Century	American Century Equity Income	444,352
Janus	Janus Fund	388,471
Vanguard	Vanguard Group Index 500 Fund	814,233
Janus	Janus Worldwide Fund	183,196
Total assets (held at end of year)		$ 589,588,236

*Represents party-in-interest.

M&I RETIREMENT PROGRAM - EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report

M&I RETIREMENT PROGRAM - EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
M&I Retirement Program - Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for the benefits of the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 3, 2003

M&I RETIREMENT PROGRAM - EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002

Investments, at fair market value:	
Master trust	$232,216,176
Common stock	4,374,174
Money market mutual fund	312,956
Total investments	236,903,306
Receivables -	
Employer contribution	10,827,778
NET ASSETS AVAILABLE FOR BENEFITS	$247,731,084

See notes to financial statements.

M&I RETIREMENT PROGRAM - EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002

ADDITIONS -	
Employer contribution	$ 10,827,778
DEDUCTIONS:	
Investment loss from Master Trust	(30,627,359)
Benefits paid to participants	(15,693,260)
Administrative expenses	(23,098)
Total deductions	(46,343,717)
TRANSFERS IN (NOTE 1)	283,247,023
NET INCREASE	247,731,084
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	-
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$247,731,084

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The Marshall & Ilsley Corporation (the "Corporation") formed on January 1, 2002, the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan"), a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Corporation is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. All investments of the Plan are held by the Trustee.

The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

Eligibility - All employees of the Corporation and subsidiaries who have completed one year of continuous service and have elected to participate in the employee deferrals offered in another corporation plan, the M&I Retirement Program - M&I Retirement Plan (formerly the M&I Incentive Savings and Profit Sharing Plan) are eligible to participate in the Plan.

Plan Merger - Effective January 1, 2002, the portion of the Employer Stock Fund attributable to company match and prior acquisition balances from the M&I Retirement Program - M&I Retirement Plan were merged into the Plan. Assets merged at January 1, 2002 were $274,527,790. Effective January 1, 2002, participants balances from the M&I Retirement Program - M&I Retirement Plan relating to merged balances from the National City Bancorporation 401(k) Plan that were invested in Corporation stock were also merged into the Plan. Assets merged at January 1, 2002 were $4,032,103.

During 2002, the Corporation purchased Southwest Bank of St. Louis. Effective December 31, 2002, the employer stock portion of the Southwest Bank of St. Louis 401(k) Plan were also merged into the Plan. Assets merged at December 31, 2002 were $4,687,130.

Contributions - The Corporation contributes an employer match that is a percentage of the participants' contribution to the M&I Retirement Program - M&I Retirement Plan. Such percentage is based on a scale which increases with the annual rate of return on equity of the Corporation. The maximum contribution is 50% of the participant's contribution up to 6% of a participant's total eligible compensation, and if the annual rate of return on equity is less than 11%, the employer contribution is not required. For the year ended December 31, 2002, the Corporation matched 50% up to 6% of eligible compensation. Participants must have completed 1,000 hours of service during the plan year and be employed on December 31 to receive that year's employer matching contribution.

Vesting - A participant is 100% vested at all times.

Participant Accounts - Individual accounts are maintained for each of the Plan's participants. Allocations of the Plan's income and any related administrative expenses are based on the proportion that each participant's account balance bears to the total of all participant account balances.

Investment Options - The employer matching contributions are invested in Marshall & Ilsley Common Stock within the M&I Retirement Program Master Trust and is non-participant directed. Balances transferred over from merged plans that were originally in the form of Marshall & Ilsley Common Stock and participants over the age of 55 are able to direct their investments within the master trust.

Benefit Payments - Upon termination, death, retirement, disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Accounting Estimates - The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Investments and Income Recognition - Investments are stated at fair market value as determined by the Trustee by reference to published market data except for Marshall & Ilsley Stable Principal Fund which is valued at contract value (see Note 4), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Purchases and sales of investments are accounted for on a trade-date basis. Investment loss from the Master Trust includes interest income, dividend income and net depreciation in fair market value of investments. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Administrative Expenses - Significantly all administrative expenses of the Plan were paid by the Plan for the year ended December 31, 2002. Trustee fees were paid by the Corporation.

Payment of Benefits - Benefits paid to participants are recorded when paid.

Risks and Uncertanties - The Plan provides for investments in mutual funds, money markets, common collective trusts and common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

3. INVESTMENTS

The fair market value of individual assets that represented 5% or more of the plan's net assets as of December 31, 2002 follow:

Marshall & Ilsley Retirement Program Master Trust*	$232,216,176

*A portion of this investment is non-pariticipant directed.

The Plan's investments are commingled with the assets of the M&I Retirement Program - M&I Retirement Plan in the M&I Corporation Retirement Program Master Trust ("Master Trust"). Investment income (loss) of the Master Trust is allocated to participating plans based on the individual participant balances.

The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2002 is as follows:

M&I Retirement Program Master Trust

Cash	$ 13,839
Investments:	
Marshall Funds Mutual Funds:	
Intermediate Bond**	96,416,531
Equity Income**	11,906,251
Mid-Cap Growth Large Cap**	26,623,825
Large Cap Growth & Income International**	73,382,591
International Stock Mid Cap**	11,245,411
Marshall & Ilsley Growth Balance Fund**	51,834,287
Marshall & Ilsley Aggressive Stock Fund**	50,895,846
Federated Max Cap Index Fund	95,885,035
Managers Special Equity Fund	11,144,111
MFS Massachusettes Growth Fund	6,677,079
Nicholas Fund	25,596,924
M&I Stable Principal Fund**	60,280,459
Marshall & Ilsley Common Stock**	286,990,650
Loans to participants*	243,507
Accrued income	655,528
Pending trades	61,341
Total assets of the M&I Retirement Program Master Trust	$809,853,215

*Loans are not allowable in the Plan
**Represents party-in-interest

Allocations of the Master Trust assets to participating plans as of December 31, 2002 is as follows:

	Amount	Percent
M&I Retirement Program - M&I Retirement Plan	$577,637,039	71.33 %
M&I Retirement Program - Employee Stock Ownership Plan	232,216,176	28.67
Total assets of the Master Trust	$809,853,215	100.00 %

Net Master Trust investment loss and its allocation to the participating plans for the year ended December 31, 2002 is as follows:

Dividend and interest income	$ 16,165,308	
Net depreciation in the fair value of investments, by type:		
Mutual Funds	(99,283,820)	
Common collective trusts	(1,549,146)	
Common stock	(47,470,054)	
Total M&I Retirement Master Trust Loss	$ (132,137,712)	
M&I Retirement Program - M&I Retirement Plan	$ (101,510,353)	76.82 %
M&I Retirement Program - Employee Stock Ownership Plan	(30,627,359)	23.18 %
Total assets of M&I Retirement Program Master Trust	$ (132,137,712)	100.00 %

4. GUARANTEED INVESTMENT CONTRACTS

The Master Trust invests in a common collective trust that invests in guaranteed, fully benefit responsive investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the year ended December 31, 2002 was 4.94%. The crediting interest rate for the investment contract as of December 31, 2002 was 4.94%. The fair value of the investment contracts as of December 31, 2002 approximates the contract value. There are no limitations on guarantees of the contracts.

5. NON-PARTICIPANT DIRECTED ACCOUNTS

Information about the net assets as of December 31, 2002 and the significant components of the charges in net assets for the year ended December 31, 2002 relating to non-participant directed balances is as follows:

Investment in Master Trust	$70,447,036
Employer contribution receivable	9,793,043
Total assets	$80,240,079
Changes in assets attributable to:	
Contributions	$ 9,793,043
Investment loss from Master Trust	(9,641,769)
Benefit payments	(3,331,713)
Expenses	(7,443)
Transfers to participant directed accounts	(3,604,983)
Transfer in from another Plan (Note 1)	87,032,944
Net increase	80,240,079
Balance, Beginning of year	-
Balance, End of year	$80,240,079

6. INCOME TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated November 26, 2002, approving the Plan as qualified for tax-exempt status. Therefore, no tax provision has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

As of December 31, 2002, investments were made in a master trust, which includes common/collective trusts and mutual funds managed by a subsidiary of the Corporation, as well as common stock of the Corporation.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

M&I RETIREMENT PROGRAM - EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002

Identity	Description	Cost	Fair Value
Janus Government Money Market Fund	Mutual Fund	$ 312,956	$ 312,956
Marshall & Ilsley Trust Company*	Marshall & Ilsley Retirement Program Master Trust	203,869,962	232,216,176
Marshall & Ilsley Corporation*	Marshall & Ilsley Corporation Common Stock	2,988,052	4,374,174
Total assets (held at end of year)			$ 236,903,306

* Indicates a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

M&I Retirement Program



Paul J. Renard
Senior Vice President, Director of Human Resources of the Marshall & Ilsley Corporation and a Member of the Committee of the M&I Retirement Program

Date: July 11, 2003

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-75848 of Marshall & Ilsley Corporation on Form S-8 of our reports dated July 3, 2003, appearing in the Annual Report on Form 11-K of the M&I Retirement Program (consisting of the M&I Retirement Plan and Employee Stock Ownership Plan) for the year ended December 31, 2002.



DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
July 11, 2003